August 9, 2006

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

                        Re:      Tripos, Inc.

                                    Registration Statement on Form S-3

                                    SEC File No. 333-134388

Dear Sirs:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, a request is made hereby on behalf of Tripos, Inc. that acceleration of the effectiveness of the above-captioned Registration Statement be granted at 3:00 p.m. Eastern Daylight Time on August 10, 2006, or as soon thereafter as practicable.

In addition, Tripos, Inc. acknowledges that:

•        should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Tripos, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•        Tripos, Inc. may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                          Very truly yours,

                                                                        TRIPOS, INC.

By: /s/ John D. Yingling
Name: John D. Yingling
Title:   Vice President,

            Chief Accounting Officer and Assistant Secretary